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                              June 10, 2021

       Chris Payne
       Chief Financial Officer
       F45 Training Holdings Inc.
       236 California Street
       El Segundo, California 90245

                                                        Re: F45 Training
Holdings Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted May 12,
2021
                                                            CIK 0001788717

       Dear Mr. Payne:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Prospectus Cover Page, page i

   1. Please disclose on the prospectus cover page that current major stockholders, including some directors and
officers, will be able to control or substantially influence corporate decisions after the
offering, and disclose the percentage of voting control such persons will hold in the
aggregate.
       Prospectus Summary
       Impact of the COVID-19 Pandemic, page 2

   2. We note you launched a home digital product called F45 At Home Workouts in response to temporary studio
closures due to the COVID-19 pandemic. Please tell us whether you
 Chris Payne
FirstName  LastNameChris
F45 Training Holdings Inc. Payne
Comapany
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         plan to keep and/or further develop this platform beyond temporary studio closures, and how this impacts your business plan.
3. In the interest of providing more balanced disclosure, please quantify in this section your revenue decrease during 2020 as compared to 2019.
Risk Factors
Our business is subject to various franchise laws and regulations, and changes in such laws and regulations . . ., page 31

4. You disclose that you "are not currently, and in the past we have not been, in compliance with certain applicable franchise registration and disclosure laws in certain jurisdictions."
         In addition, you disclose that this could result in "fines, damages and [y]our inability to enforce franchise agreements where [you] have violated such laws." Please provide an estimate of the extent of your potential liability for these fines and damages, if estimable and material.
Use of Proceeds, page 63

5. Please revise to identify the indebtedness, including the relevant interest rate and maturity date, to be repaid by some of the proceeds of this offering. Recent Transactions, page 79

6. We note you disclose that you entered into a definitive merger agreement with Crescent
         Acquisition Corp., a special purpose acquisition company, on June 24, 2020 months after the onset of the COVID-19 pandemic, and that you agreed to mutually terminate the agreement in October 2020 "due to uncertainty caused by the COVID-19 pandemic."
         Please elaborate on the reasons for the termination of the agreement with a view to providing investors information about whether those reasons continue to have a material impact on the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Equipment and Merchandise Revenue, page 83

7.       You disclose that    [m]erchandise revenue, including LionHeart
monitors and TV pack
         sales also decreased by $1.2 million during the year ended December 31, 2020 compared
         to the prior year.    Please define what you mean by "TV packs" as the
term is not
         referenced elsewhere in your prospectus.
Cost of franchise revenue, page 84

8. Please explain to us why your cost of franchise revenue as a percentage of revenue varies so significantly amongst your segments. For example, cost of franchise revenue as a
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F45 Training Holdings Inc.
June 10, 2021
Page 3
         percentage of revenue is 22.6% for the USA segment and 1.6% for the ROW segment.
Cost of equipment and merchandise, page 85

9. Please expand your disclosure to explain why the cost of equipment and merchandise as a percentage of revenue went from 54% in 2019 to 73% in 2020.
General

10. In appropriate places, please disclose whether members continued to pay membership fees while their franchises/studios were closed due to COVID-19. If they did not, please disclose the number of months that you did not receive membership payments and the number of franchises/studios that were affected.
        You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or Joel Parker,
Accounting Branch Chief, at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at
202-551-3797 or Lilyanna Peyser, Staff Attorney, at 202-551-3222 with any other questions.



FirstName LastNameChris Payne                               Sincerely,
Comapany NameF45 Training Holdings Inc.
                                                            Division of
Corporation Finance
June 10, 2021 Page 3                                        Office of Trade &
Services
FirstName LastName